Exhibit 99.4

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a stock broker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Guangshen Railway Company Limited, you should at once hand this circular and the accompanying proxy form to the purchaser(s) or the transferee(s) or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser(s) or transferee(s).

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

(a joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00525)

(1) PROPOSED RE-ELECTION AND APPOINTMENT OF DIRECTORS

(2) PROPOSED RE-ELECTION OF SHAREHOLDER REPRESENTATIVE SUPERVISORS

(3) PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION AND

(4) NOTICE OF 2019 ANNUAL GENERAL MEETING

A notice dated 28 April 2020 convening the AGM of the Company to be held at the Meeting Room, 3/F., No. 1052 Heping Road, Luohu District, Shenzhen, Guangdong Province, the PRC on Tuesday, 16 June 2020 at 9:30 a.m. is set out on pages 11 to 16 of this circular.

Whether or not you propose to attend the AGM, you are requested to complete and return the enclosed form of proxy in accordance with the instructions printed thereon. The form of proxy should be returned to the registered office of the Company at No. 1052 Heping Road, Luohu District, Shenzhen, Guangdong Province, the PRC as soon as possible but in any event not less than 24 hours before the time appointed for the holding of the AGM or any adjournment thereof. If you intend to attend the AGM, you are required to complete and return the reply slip to the registered office of the Company at No. 1052 Heping Road, Luohu District, Shenzhen, Guangdong Province, the PRC on or before Wednesday, 27 May 2020.

Precautionary measures for the AGM

Considering the outbreak of the Novel Coronavirus (COVID-19), certain precautionary measures will be implemented at the AGM to protect attending shareholders and staff from the risk of infection, which include, without limitation:

(i)	all attendees will be required to undergo compulsory body temperature check;

(ii)	all attendees will be required to wear face masks prior to admission to the meeting venue; and

(iii)	all attendees will be required to wear face masks throughout the AGM and sit at a distance from other attendees.

To the extent permitted by law, the Company reserves the right to deny entry into the AGM venue by attendees who do not comply with the precautionary measures above.

The company reminds shareholders who intend to attend the AGM that they should carefully consider the risks of attending the AGM, taking into account their own personal circumstances. Furthermore, the Company encourages shareholders to exercise their voting rights at the AGM by appointing the Chairman of the AGM as their proxy and to return their proxy forms by the time specified above, instead of attending the AGM in person.

28 April 2020

LETTER FROM THE BOARD

(a joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00525)

Board of Directors:	Registered office:
Executive Directors	No.1052 Heping Road
Wu Yong	Shenzhen, Guangdong Province
Hu Lingling	The People’s Republic of China
Guo Xiangdong	Postal Code: 518010

Non-executive Directors	Principal Place of Business in Hong Kong:
Guo Ji’an	No.112, Floor M
Guo Jiming	Hung Hom Station, Kowloon
Zhang Zhe	Hong Kong

Independent Non-executive Directors
Chen Song Jia Jianmin
Wang Yunting

28 April 2020

To the Shareholders

Dear Sir and Madam,

(1) PROPOSED RE-ELECTION AND APPOINTMENT OF DIRECTORS

(2) PROPOSED RE-ELECTION OF SHAREHOLDER REPRESENTATIVE SUPERVISORS

(3) PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION AND

(4) NOTICE OF 2019 ANNUAL GENERAL MEETING

A.	INTRODUCTION

The purpose of this circular is to provide you with (i) information reasonably necessary to enable you to make a decision on whether to vote for, against or abstain from voting on the ordinary resolutions and the special resolution to be proposed at the annual general meeting (the “AGM”) of Guangshen Railway Company Limited (the “Company”) which will be convened for the purpose of considering and, if thought fit, approving, among others, the proposed re-election and appointment of directors of the Company (the “Directors”, and each a “Director”), the proposed re- election of shareholder representative supervisors of the Company (the “Shareholder Representative Supervisors”, and each a “Shareholder Representative Supervisor”) and the proposed amendments to the articles of association of the Company (the “Articles of Association”); and (ii) the notice of the AGM.

LETTER FROM THE BOARD

B.	PROPOSED RE-ELECTION AND APPOINTMENT OF DIRECTORS

The term of office of the eighth session of the board of Directors (the “Board”) will expire upon conclusion of the AGM. The Company intends to appoint the ninth session of the Board and approve their proposed remunerations and allowances at the AGM. The Company has received a written notice from China Railway Guangzhou Group Co., Ltd. (“GRGC”), the largest shareholder of the Company holding approximately 37.12% of the issued share capital of the Company as at 23 April 2020, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained in this circular (the “Latest Practicable Date”), which has nominated the candidates of the ninth session of the Board and proposed relevant remunerations and allowances in accordance with the Articles of Association. The Company shall adopt the cumulative voting system in respect of the election of the proposed Directors in accordance with the Company’s “Rules for the Implementation of the Cumulative Voting System” (the “Cumulative Voting System”). The biographies of the nominated candidates for the proposed Directors are set out below.

Candidates for Proposed Executive Directors

Mr. Wu Yong, male, born in October 1963, holds a bachelor’s degree and is a senior engineer. Mr. Wu had previously served as the deputy chief of Bengbu Sub- bureau of Shanghai Railway Bureau, the chief of Hefei-Wuhan Railway Engineering Construction Headquarter of Shanghai Railway Bureau, the assistant chief of Wuhan Railway Bureau, the deputy chief of Wuhan Railway Bureau and the chief of Chengdu Railway Bureau. He has been serving as the chairman, general manager and deputy secretary of the Party Committee of GRGC since August 2014, the chairman and deputy secretary of the Party Committee of GRGC since October 2017 and the chairman and secretary of the Party Committee of GRGC since November 2017.

Mr. Hu Lingling, male, born in August 1963, holds a bachelor’s degree and is an engineer. Mr. Hu had previously served as the deputy head of Shaoguan Railway Station of Guangzhou Railway Group Yang Cheng Railway Company, the deputy chief engineer and deputy general manager of Guangzhou Railway Group Yang Cheng Railway Company, the head of the Transportation Section of GRGC, the deputy general manager of GRGC, a staff of the Global Business Department of the Permanent Headquarter of International Union of Railways in Paris, France and the deputy general manager of Guangzhou-Shenzhen-Hong Kong Express Rail Link Company Limited. He has been serving as the general manager and secretary of the Working Committee of the Party of the Company since November 2015.

LETTER FROM THE BOARD

Mr. Guo Xiangdong, male, born in November 1965, holds a bachelor’s degree and is an economist. Mr. Guo had previously served as the deputy director and director of the Secretariat of the Board, the secretary of the Board, the deputy general manager and the director of the Investor Relations Department of the Company. He has been serving as the chairman of Labor Union of the Company since October 2019.

In accordance with Article 102 of the Articles of Association, Mr. Wu Yong, Mr. Hu Lingling and Mr. Guo Xiangdong shall retire from office by rotation at the AGM, but may serve consecutive terms if re-elected upon the expiration of their terms. Each of Mr. Wu Yong, Mr. Hu Lingling and Mr. Guo Xiangdong, being eligible, has offered himself for re-election at the AGM.

Candidates for Proposed Non-Executive Directors

Mr. Guo Jiming, male, born in December 1967, holds a bachelor’s degree and is a senior accountant. Mr. Guo had previously served as the deputy head of the Finance Subsection of Wuhan Sub-bureau of Zhengzhou Railway Bureau, the deputy head and head of the Finance Section and the director of Capital Settlement Center of Wuhan Railway Bureau, the chief accountant of Jinan Railway Bureau and the director, chief accountant and a member of the Party Committee of China Railway Jinan Group Co., Ltd. He has been serving as a director, the chief accountant and a member of the Party Committee of GRGC since July 2019.

Mr. Zhang Zhe, male, born in October 1971, holds a bachelor’s degree and is a senior engineer. Mr. Zhang had previously served as the head of Tangxi Railway Station of Guangzhou Railway Group Yang Cheng Railway Company, the head of the Freight Transportation and Marketing Subsection of Guangzhou Railway Group Yang Cheng Railway Company, the deputy director of the Safety Supervision Sub-office of Guangzhou Railway Office, the deputy head of Jiangcun Railway Station of the Company, the head of the Zhaoqing Train Section of Guangdong Sanmao Railway Co., Ltd. and the head of Guangzhou South Railway Station of the Company. He has been serving as the director of the Passenger Transportation Department of GRGC since April 2019.

LETTER FROM THE BOARD

Mr. Wang Bin, male, born in September 1973, holds a bachelor’s degree and is a senior engineer. Mr. Wang had previously served as the deputy head of the Foshan Train Section of Guangzhou Railway Group Yang Cheng Railway Company, the deputy director and director of the Dispatching Office of Guangzhou Railway Group Yang Cheng Railway Company, the director of the Sunroof Repair and Management Sub-office of the Safety Supervision Office and the deputy director of the Dispatching Office of GRGC and the head of the Zhaoqing Train Section of Guangdong Sanmao Railway Co., Ltd. He has been serving as the head of the Transportation Section of GRGC since February 2016 and the director of the Transportation Department of GRGC since November 2018.

In accordance with Article 102 of the Articles of Association, Mr. Guo Jiming and Mr. Zhang Zhe shall retire from office by rotation at the AGM, but may serve consecutive terms if re-elected upon the expiration of their terms. Mr. Guo Jiming and Mr. Zhang Zhe, being eligible, have offered themselves for re-election at the AGM.

Candidates for Proposed Independent Non-Executive Directors

Mr. Frederick Ma Si-Hang, male, born in February 1952, holds a bachelor’s degree in economics and history from the University of Hong Kong. Mr. Ma is a honorary professor of the Faculty of Economics and Finance at the University of Hong Kong, a honorary professor of the Faculty of Business Administration at the Chinese University of Hong Kong, a honorary advisor of the School of Accountancy at Central University of Finance and Economics, a member of the Hong Kong Chief Executive’s Council of Advisers on Innovation and Strategic Development, the chairman of the Council of the Education University of Hong Kong, a member of the International Advisory Council of China Investment Corporation, a member of the Global Advisory Council of Bank of America and a member of the International Advisory Council of Investcorp. Mr. Ma had been previously honored with a Gold Bauhinia Star and appointed as a Non-official Justice of the Peace. He had previously served as the managing director of the UK branch of RBC Dominion Securities, the deputy chairman and managing director of Kumagai Gumi (HK) Limited, the managing director and Asia manager of the Private Banking Department of Chase Manhattan Bank, the Asia Pacific CEO of Private Banking of JPMorgan Chase & Co., the CFO and executive director of PCCW Limited, the Secretary for Financial Services and the Treasury of Hong Kong SAR Government, the Secretary for Commerce and Economic Development of Hong Kong SAR Government, the non-executive chairman of China Strategic Holdings Limited, an independent non- executive director of China Resources Land Limited, an independent non-executive director of Hutchison Port Holdings Limited, an outside director of China Oil and Foodstuffs Corporation, an outside director of China Mobile Communications Group Co., Ltd, an independent non-executive director of Agricultural Bank of China Limited, an independent non-executive director of Aluminum Corporation of China Limited and the non-executive chairman of MTR Corporation Limited. He is currently a non-executive director of Husky Energy Inc., an independent non- executive director of FWD Group Limited and a director of New Frontier Health Corporation.

LETTER FROM THE BOARD

Mr. Tang Xiaofan, male, born in October 1968, holds a master’s degree in economics management from the School of Economics and Trade at Jiangxi Agricultural University and is a senior auditor, a certified public accountant in the People’s Republic of China, an accountant certified by the Association of International Accountants and a certified internal auditor. Mr. Tang also obtained the qualification of secretary of the board of companies listed on the Shanghai Stock Exchange, the securities and fund practitioner qualification certified by the Asset Management Association of China and is a securities investment advisor. Mr. Tang had previously served as the deputy section chief of Yichun Audit Bureau of Jiangxi, the audit manager of Shenzhen Dahua Tiancheng Accounting Firm, the audit manager of BDO China Shu Lun Pan Certified Public Accountants LLP and Yangcheng (HK) CPA Limited, the vice president and CFO of Guangzhou Greenery Cafe Company Limited, the secretary of the board and CFO of Guangzhou Jiacheng International Logistics Co., Ltd., the deputy general manager of Guangdong Xiyu Investment Management Co., Ltd. and a director and the senior vice president of Jiangxi Geto New Materials Corporation Limited. He is currently a director and the general manager of Guangzhou Dening Investment Management Co., Ltd.

Mr. Qiu Zilong, male, born in March 1967, holds a bachelor’s degree of physics in radio from Hunan Normal University and a master’s degree in business administration from Peking University Shenzhen Graduate School and is currently the executive vice president of Shenzhen Changsha Chamber of Commerce. Mr. Qiu had previously served as the assistant engineer, assistant factory director and deputy factory director of Guangdong Panyu Safety Equipment Factory, the deputy general manager of Shenzhen Xingelan Electronic Co., Ltd., the managing director of Shenzhen Guanzhong Xie’an Electronic Technology Co., Ltd. and the managing director of Shenzhen Xingguanzhong Electronic Technology Co., Ltd. He is currently the general manager of Shenzhen Changshang Investment Management Co., Ltd. and a director of Shenzhen Beida Soft Bank Investment Corporation Limited.

LETTER FROM THE BOARD

The term of office of the ninth session of the Board shall be three years, starting from the conclusion of the AGM. The Board has proposed that (i) none of the foregoing executive Directors and non-executive Directors will receive any remuneration or allowance from the Company in relation to their position as Directors; and (ii) Mr. Frederick Ma Si-Hang, a proposed independent non-executive Director to be elected at the AGM, will receive annual remuneration of HK$150,000 and annual allowance of HK$18,000 from the Company, and each of Mr. Tang Xiaofan and Mr. Qiu Zilong, each a proposed independent non-executive Director to be elected at the AGM, will receive annual remuneration of RMB100,000 and annual allowance of RMB12,000 from the Company. The proposed remunerations and allowances of the foregoing independent non-executive Directors to be elected at the AGM are determined in accordance with relevant laws and regulations with reference to the market remuneration level of similar companies.

Each of the proposed independent non-executive Directors has confirmed that he has satisfied the independence requirements to act as an independent non-executive director under Rule 3.13 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”). The Board has assessed their independence and considers that each of them meets the independence guidelines set out in Rule 3.13 of the Listing Rules and is independent in accordance with the terms of the guidelines. In addition, the Board believes that the proposed independent non-executive Directors, with their extensive experiences and knowledge, will contribute to and enhance the corporate governance of the Company.

As at the Latest Practicable Date, the interests and short positions of the foregoing proposed Directors or their respective associates in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the Securities and Future Ordinance (Chapter 571 of the Laws of Hong Kong) (the “SFO”)) which were (a) required to be notified to the Company and The Stock Exchange of Hong Kong Limited (the “HKSE”) pursuant to Divisions 7 and 8 of Part XV of the SFO; or (b) required to be recorded in the register kept by the Company pursuant to Section 352 of the SFO; or (c) required to be notified to the Company and the HKSE pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers in Appendix 10 of the Listing Rules were as follows:

LETTER FROM THE BOARD

Name of proposed Director	The Company/ Name of associated corporation	Capacity/ Nature of interests	Number and type of shares held	Percentage of shareholdings in the total share capital of the Company/ associated corporation	Percentage of shareholdings in the relevant class of shares of the Company	Long position/ short position
				(%)	(%)
Mr. Guo Xiangdong the Company Beneficial owner 80,000 A shares				0.0011	0.0014	Long position

Save as disclosed in this circular, as at the Latest Practicable Date, none of Mr. Wu Yong, Mr. Hu Lingling, Mr. Guo Xiangdong, Mr. Guo Jiming, Mr. Zhang Zhe, Mr. Wang Bin, Mr. Frederick Ma Si-Hang, Mr. Tang Xiaofan and Mr. Qiu Zilong (i) has held any directorship in any listed public companies in the last three years, the securities of which are listed on any securities market in Hong Kong or overseas;

(ii) has any other major appointment or professional qualification; (iii) has interest or is deemed to be interested in any shares or underlying shares of the Company within the meaning of Part XV of the SFO; or (iv) has relationship with any other Directors, supervisors, senior management or substantial or controlling shareholders of the Company.

Save as disclosed above, there are no other matters concerning the re-election of Mr. Wu Yong, Mr. Hu Lingling, Mr. Guo Xiangdong, Mr. Guo Jiming and Mr. Zhang Zhe and the appointment of Mr. Wang Bin, Mr. Frederick Ma Si-Hang, Mr. Tang Xiaofan and Mr. Qiu Zilong that need to be brought to the attention of the shareholders of the Company nor any information required to be disclosed pursuant to Rule 13.51(2) of the Listing Rules.

C.	PROPOSED RE- ELECTION OF SHAREHOLDER REPRESENTATIVE SUPERVISORS

The term of office of the eighth session of the supervisory committee of the Company (the “Supervisory Committee”) will expire upon conclusion of the AGM. The Company intends to appoint the ninth session of the Supervisory Committee at the AGM. The Company has received a written notice from GRGC which has nominated the candidates for the ninth session of the Supervisory Committee in accordance with the Articles of Association. The Company shall adopt the cumulative voting system in respect of the re-election of the proposed Shareholder Representative Supervisors in accordance with the Cumulative Voting System. The biographies of the nominated candidates for the proposed Shareholder Representative Supervisors are set out below.

LETTER FROM THE BOARD

Candidates for Proposed Shareholder Representative Supervisors

Mr. Liu Mengshu, male, born in July 1963, holds a bachelor’s degree and is an engineer. Mr. Liu had previously served as the office director of Changsha Headquarter of GRGC, the head of the Publicity Department of the Party Committee of Changsha Headquarter of GRGC, the head of the Organization Department and the Publicity Department of the Party Committee of GRGC and the office director of the Party Committee of GRGC. He has been serving as the deputy secretary of the Party Committee and the secretary of the Discipline Inspection Committee of GRGC since December 2013.

Mr. Chen Shaohong, male, born in February 1967, holds a bachelor’s degree and is a senior economist. Mr. Chen had previously served as the deputy director of the Corporate Management Office of GRGC, the deputy chief economist of GRGC and the director of the Corporate Management and Legal Affairs Section of GRGC. He has been serving as the chief legal advisor and the director of the Corporate Management and Legal Affairs Section of GRGC since December 2017 and the chief legal advisor and the director of the Corporate Management and Legal Affairs Department of GRGC since November 2018.

Mr. Xiang Lihua, male, born in August 1973, holds a college degree and is a political engineer. Mr. Xiang had previously served as the secretary of the board and the head of the General Department of Guangzhou-Zhuhai Railway Company Limited, the deputy office director of the Party Committee of GRGC, the deputy secretary of the Party Committee and the secretary of the Discipline Inspection Committee of the Guangzhou Electricity Section of the Company and the head of the Publicity Department (the Corporate Culture Section) of GRGC. He has been serving as the head of the Personnel Section (the Organization Department of the Party Committee) of GRGC since September 2018 and the director of the Personnel Department (the Organization Department of the Party Committee) of GRGC since November 2018.

Mr. Meng Yong, male, born in September 1967, holds a bachelor’s degree and is an accountant. Mr. Meng had previously served as the director of the Finance Planning Division of the Finance Section of GRGC, the deputy director of the Finance Section of GRGC and the deputy director of the Finance Department (Revenue Division) of GRGC. He has been serving as the director of the Audit Department of GRGC since June 2019.

LETTER FROM THE BOARD

In accordance with Article 128 of the Articles of Association, Mr. Liu Mengshu, Mr. Chen Shaohong, Mr. Xiang Lihua and Mr. Meng Yong shall retire from office by rotation at the AGM, but may serve consecutive terms if re-elected upon the expiration of their terms. Each of Mr. Liu Mengshu, Mr. Chen Shaohong, Mr. Xiang Lihua and Mr. Meng Yong, being eligible, has offered himself for re-election at the AGM.

The term of office of the ninth session of the Supervisory Committee shall be three years, starting from the conclusion of the AGM. The Board has proposed that none of the foregoing Shareholder Representative Supervisors will receive any remuneration or allowance from the Company in relation to their services as Shareholder Representative Supervisors.

Save as disclosed in this circular, as at the Latest Practicable Date, none of Mr. Liu Mengshu, Mr. Chen Shaohong, Mr. Xiang Lihua and Mr. Meng Yong (i) has held any directorship in any listed public companies in the last three years, the securities of which are listed on any securities market in Hong Kong or overseas; (ii) has any other major appointment or professional qualification; (iii) has interest or is deemed to be interested in any shares or underlying shares of the Company within the meaning of Part XV of SFO; or (iv) has relationship with any other Directors, supervisors, senior management or substantial or controlling shareholders of the Company.

Save as disclosed above, there are no other matters concerning the re-election of Mr. Liu Mengshu, Mr. Chen Shaohong, Mr. Xiang Lihua and Mr. Meng Yong that need to be brought to the attention of the shareholders of the Company nor any information required to be disclosed pursuant to Rule 13.51(2) of the Listing Rules.

D.	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

In accordance with the “Trial Regulation on the Work at Primary-Level Party Organizations of State-Owned Enterprises” issued by the Communist Party of China Central Committee in 2019 and the guiding opinions of industry competent authorities, and after taking into consideration the actual circumstances and business development needs of the Company, the Board has proposed to make certain amendments to the Articles of Association, the details of which are set out in the appendix to this circular.

The proposed amendments to the Articles of Association are subject to the approval of the shareholders of the Company by way of a special resolution at the AGM.

LETTER FROM THE BOARD

E.	ANNUAL GENERAL MEETING

The voting in respect of the approval of the resolutions will be conducted by way of poll. The Cumulative Voting System shall be adopted for the voting of Resolutions No. 9.1 to No. 9.6, Resolutions No. 10.1 to No. 10.3 and Resolutions No. 11.1 to No. 11.4. For details of the Cumulative Voting System, please refer to the Articles of Association and the Company’s “Rules for the Implementation of the Cumulative Voting System”.

For the purpose of determining the list of holders of H shares of the Company (“H Shares”) that are entitled to attend the AGM, the register of members of H Shares will be closed from Sunday, 17 May 2020 to Tuesday, 16 June 2020 (both days inclusive), during which no transfer of H Shares will be registered. If any holder of H Shares intends to attend the AGM, all transfers, accompanied by the relevant share certificates, must be lodged with the Company’s registrar for H Shares, Computershare Hong Kong Investor Services Limited, at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong no later than 4:30 p.m. on Friday, 15 May 2020.

Shareholders of the Company whose names appear on the register of members of the Company at 4:30 p.m. on Friday, 15 May 2020, or their proxies, are entitled to attend the AGM by presenting their identity cards or passports.

A notice convening the AGM is set out on pages 11 to 16 of this circular. Reply slips for confirming attendance at the AGM have been sent to the relevant shareholders of the Company. A form of proxy for use at the AGM is enclosed with this circular. Whether or not you propose to attend the AGM, you are requested to complete and return the enclosed form of proxy in accordance with the instructions printed thereon. The form of proxy should be returned to the registered office of the Company at No. 1052 Heping Road, Luohu District, Shenzhen, Guangdong Province, the PRC as soon as possible but in any event not less than 24 hours before the time appointed for the holding of the AGM or any adjournment thereof. If you intend to attend the AGM, you are required to complete and return the reply slip to the registered office of the Company at No. 1052 Heping Road, Luohu District, Shenzhen, Guangdong Province, the PRC on or before Wednesday, 27 May 2020.

Yours faithfully,
For and on behalf of
Guangshen Railway Company Limited Wu Yong
Chairman

NOTICE OF 2019 ANNUAL GENERAL MEETING

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this notice, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this notice.

(a joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00525)

NOTICE OF 2019 ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the 2019 Annual General Meeting of Guangshen Railway Company Limited (the “Company”) will be held at the Meeting Room, 3/F., No. 1052 Heping Road, Luohu District, Shenzhen, Guangdong Province, the PRC on Tuesday, 16 June 2020 at 9:30 a.m. to consider and, if thought fit, pass the following resolutions of the Company:

RESOLUTIONS WITHOUT THE ADOPTION OF CUMULATIVE VOTING SYSTEM: ORDINARY RESOLUTIONS

1.	THAT the work report of the board of directors (the “Directors”, and each a “Director”) of the Company (the “Board”) for 2019 be and is hereby reviewed and approved.

2.	THAT the work report of the supervisory committee of the Company (the “Supervisory Committee”) for 2019 be and is hereby reviewed and approved.

3.	THAT the audited financial statements of the Company for 2019 be and is hereby reviewed and approved.

4.	THAT the profits distribution proposal of the Company for 2019 be and is hereby reviewed and approved.

5.	THAT the financial budget of the Company for 2020 be and is hereby reviewed and approved.

NOTICE OF 2019 ANNUAL GENERAL MEETING

6.	THAT the re-appointment of PricewaterhouseCoopers Zhong Tian LLP and PricewaterhouseCoopers as the auditors of the Company for 2020 and their remunerations be and are hereby reviewed and approved.

7.	THAT the remunerations and allowances of the independent non-executive Directors of the ninth session of the Board be and are hereby reviewed and approved.

SPECIAL RESOLUTION

8.	THAT the proposed amendments to the articles of association of the Company be and are hereby reviewed and approved.

RESOLUTIONS WITH THE ADOPTION OF CUMULATIVE VOTING SYSTEM: ORDINARY RESOLUTIONS

9.	The election of the following executive and non-executive Directors of the ninth session of the Board by adopting the cumulative voting system:

9.1.	THAT the re-election of Mr. Wu Yong as an executive Director by adopting the cumulative voting system be and is hereby reviewed and approved.

9.2.	THAT the re-election of Mr. Hu Lingling as an executive Director by adopting the cumulative voting system be and is hereby reviewed and approved.

9.3.	THAT the re-election of Mr. Guo Xiangdong as an executive Director by adopting the cumulative voting system be and is hereby reviewed and approved.

9.4.	THAT the re-election of Mr. Guo Jiming as a non-executive Director by adopting the cumulative voting system be and is hereby reviewed and approved.

9.5.	THAT the re-election of Mr. Zhang Zhe as a non-executive Director by adopting the cumulative voting system be and is hereby reviewed and approved.

9.6.	THAT the appointment of Mr. Wang Bin as a non-executive Director by adopting the cumulative voting system be and is hereby reviewed and approved.

NOTICE OF 2019 ANNUAL GENERAL MEETING

10.	The election of the following independent non-executive Directors of the ninth session of the Board by adopting the cumulative voting system:

10.1.	THAT the appointment of Mr. Frederick Ma Si-Hang as an independent non- executive Director by adopting the cumulative voting system be and is hereby reviewed and approved.

10.2.	THAT the appointment of Mr. Tang Xiaofan as an independent non-executive Director by adopting the cumulative voting system be and is hereby reviewed and approved.

10.3.	THAT the appointment of Mr. Qiu Zilong as an independent non-executive Director by adopting the cumulative voting system be and is hereby reviewed and approved.

11.	The election of the following shareholder representative supervisors of the ninth session of the Supervisory Committee by adopting the cumulative voting system:

11.1.	THAT the re-election of Mr. Liu Mengshu as a shareholder representative supervisor of the Company by adopting the cumulative voting system be and is hereby reviewed and approved.

11.2.	THAT the re-election of Mr. Chen Shaohong as a shareholder representative supervisor of the Company by adopting the cumulative voting system be and is hereby reviewed and approved.

11.3.	THAT the re-election of Mr. Xiang Lihua as a shareholder representative supervisor of the Company by adopting the cumulative voting system be and is hereby reviewed and approved.

11.4.	THAT the re-election of Mr. Meng Yong as a shareholder representative supervisor of the Company by adopting the cumulative voting system be and is hereby reviewed and approved.

NOTICE OF 2019 ANNUAL GENERAL MEETING

Notes:

(1)

For the purpose of determining the list of holders of H shares of the Company (“H Shares”) that are entitled to attend the AGM, the register of members of H Shares will be closed from Sunday, 17 May 2020 to Tuesday, 16 June 2020 (both days inclusive), during which no transfer of H Shares will be registered. If any holder of H Shares intends to attend the AGM, all transfers, accompanied by the relevant share certificates, must be lodged with the Company’s registrar for H Shares, Computershare Hong Kong Investor Services Limited, at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong no later than 4:30 p.m. on Friday, 15 May 2020. Shareholders of the Company whose names appear on the register of members of the Company at 4:30 p.m. on Friday, 15 May 2020, or their proxies, are entitled to attend the AGM by presenting their identity cards or passports. Holders of A shares of the Company will be given a separate notice of the AGM.

(2)

The Board has proposed the payment of a final dividend for the year ended 31 December 2019 of RMB0.06 per share (including tax). If the final dividend is payable by the passing of Resolution No. 4 by the shareholders of the Company, shareholders whose names appear on the register of members of the Company on Monday, 29 June 2020 will be entitled to receive it.

According to the requirements of the Income Tax Law of the People’s Republic of China effective from 1 January 2008 and the implementation rules thereof and the Notice on the Issues Concerning Withholding the Enterprise Income Tax on the Dividends Paid by Chinese Resident Enterprises to H Share Holders which are Overseas Non-resident Enterprises（《關於中國居民企業向境外H 股非居民企 業股東派發股息代扣代繳企業所得稅有關問題的通知》） (Guo Shui Han [2008] No.897) issued by the State Administration of Taxation on 6 November 2008, the dividend for 2019 payable to the non-resident enterprise shareholders whose names appear on the register of members of the H Shares on Monday, 29 June 2020 is subject to a withholding tax at a rate of 10%. Any shares registered in the name of the non- individual registered shareholders, including HKSCC Nominees Limited, other nominees or trustees and other groups and organizations will be treated as being held by non-resident enterprise shareholders and therefore will be subject to the withholding of the enterprise income tax of 10%.

According to the Notice on Matters Concerning the Levy and Administration of Individual Income Tax after the Repeal of Guo Shui Fa [1993] No.045（《關於國稅發[1993]045 號文件廢止後有關個人所得稅徵管問題的通知》）(Guo Shui Han [2011] No.348) issued by the State Administration of Taxation on 28 June 2011 and the Letter on the Tax Arrangements on Dividends Paid to Hong Kong Residents by Mainland Companies issued by The Stock Exchange of Hong Kong Limited on 4 July 2011, when domestic companies other than foreign invested enterprises which issue shares in Hong Kong distribute dividends to their shareholders, the non-resident individuals in general will be subject to a withholding tax at a rate of 10%. When the Company distributes the 2019 final dividend to all individual holders of H Shares whose names appear on the register of members of the H Shares on Monday, 29 June 2020, such dividend will be subject to the individual withholding tax at a rate of 10%. However, if otherwise provided by tax laws, relevant tax treaties or notices, the relevant supporting information shall be submitted to the Company within 5 day from Monday, 29 June 2020, the tax will be withheld in accordance with the relevant requirements and tax levy and administration requirements.

According to the relevant requirements of the Notice Regarding Tax Policies Related to the Shanghai- Hong Kong Stock Connect (Finance Tax [2014] No. 81（) 《關於滬港股票市場交易互聯互通機制試點有關稅收政策的通知（財稅 [2014]81 號）》）jointly published by the Ministry of Finance, State Administration of Taxation and China Securities Regulatory Commission, the Company shall withhold an individual income tax at the rate of 20% on dividends derived from the H Shares acquired from The Stock Exchange of Hong Kong Limited through the Shanghai-Hong Kong Stock Connect by mainland individual investors. Reference shall be made to individual income tax regulations for dividends received by mainland securities investment funds from shares acquired from Hong Kong Stock Exchange through Shanghai-Hong Kong Stock Connect. Dividends received by mainland enterprises investors from shares acquired from Hong Kong Stock Exchange through Shanghai-Hong Kong Stock Connect shall be included in their total income and subject to enterprise income tax. The Company shall not withhold income tax on dividends to mainland enterprise investors who shall report and pay their income tax.

NOTICE OF 2019 ANNUAL GENERAL MEETING

Pursuant to the Circular on Tax Policies Concerning the Pilot Programme of the Shenzhen and Hong Kong Stock Connect (Cai Shui [2016] No. 127（) 《關於深港股票市場交易互聯互通機制試點有關稅收政策的通知》（財稅 [2016]127 號））jointly issued by the Ministry of Finance, the State Administration of Taxation and China Securities Regulatory Commission, for dividends received by domestic individual investors from investing in the H Shares listed on the Hong Kong Stock Exchange through Shenzhen- Hong Kong Stock Connect, the Company is obliged to withhold personal income tax on behalf of domestic individual investors at a tax rate of 20% when the Company shall apply to China Securities Depository and Clearing Corporation Limited for the registrar of domestic individual investors. The Company will not withhold the income tax on dividend for the domestic enterprise investors, and the tax payable shall be declared and paid by the domestic enterprise investors.

The register of members of the Company will be closed from Wednesday, 24 June 2020 to Monday, 29 June 2020 (both days inclusive), during which period no transfer of shares will be registered. For any holders of H Shares to be qualified for the 2019 final dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company’s registrar for H Shares, Computershare Hong Kong Investor Services Limited, at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong no later than 4:30 p.m. on Tuesday, 23 June 2020.

(3)	Each shareholder entitled to attend and vote at the AGM may appoint one or more proxies (whether a shareholder or not) to attend the meeting and vote on his behalf.

(4)	Where a shareholder appoints more than one proxy, his proxies may only exercise the voting right when a poll is taken.

(5)

The instrument appointing a proxy must be in writing and signed by the appointer or his attorney duly authorized in writing. Where the appointer is a corporation, the instrument must be executed under its common seal or under the hand of a director or an attorney of the corporation duly authorized in writing. If the proxy form is signed by an attorney on behalf of the appointer, the power of attorney or any other authority must be notarially certified. To be valid, the proxy form, together with a notarially certified copy of the power of attorney or any other authority, must be delivered to the registered office of the Company not less than 24 hours before the commencement of the AGM or any adjournment thereof (as the case may be).

(6)

Shareholders who intend to attend the AGM are requested to deliver the reply slip to the registered office of the Company at No. 1052 Heping Road, Luohu District, Shenzhen, Guangdong Province, the PRC, in person, by post or by facsimile on or before Wednesday, 27 May 2020.

(7)	The AGM is expected to last for half a day. Shareholders and proxies attending the AGM shall be responsible for their own travelling, accommodation and other related expenses.

(8)

Considering the outbreak of the Novel Coronavirus (COVID-19), certain precautionary measures will be implemented at the AGM to protect attending shareholders and staff from the risk of infection, which include, without limitation:

(i)	all attendees will be required to undergo compulsory body temperature check;

(ii)	all attendees will be required to wear face masks prior to admission to the meeting venue; and

(iii)	all attendees will be required to wear face masks throughout the AGM and sit at a distance from other attendees.

NOTICE OF 2019 ANNUAL GENERAL MEETING

To the extent permitted by law, the Company reserves the right to deny entry into the AGM venue by attendees who do not comply with the precautionary measures above.

The company reminds shareholders who intend to attend the AGM that they should carefully consider the risks of attending the AGM, taking into account their own personal circumstances. Furthermore, the Company encourages shareholders to exercise their voting rights at the AGM by appointing the Chairman of the AGM as their proxy and to return their proxy forms by the time specified, instead of attending the AGM in person.

Registered office of the Company:

No.1052 Heping Road, Luohu District

Shenzhen, Guangdong Province

The People’s Republic of China

Telephone: 86-755-25588150

Facsimile: 86-755-25591480

By Order of the Board
Guangshen Railway Company Limited Tang Xiangdong
Company Secretary

Shenzhen, the PRC

28 April 2020

As at the date of this notice, the executive Directors are Mr. Wu Yong, Mr. Hu Lingling and Mr. Guo Xiangdong; the non-executive Directors are Mr. Guo Ji’an, Mr. Guo Jiming and Mr. Zhang Zhe; and the independent non-executive Directors are Mr. Chen Song, Mr. Jia Jianmin and Mr. Wang Yunting.

APPENDIX	AMENDMENTS TO THE ARTICLES OF ASSOCIATION

No.	Original Articles	Amended Articles

1.	ARTICLE 6 In accordance with the Company Law, the Constitution of Communist Party of China, the Special Regulations, the Mandatory Provisions for the Articles of Association of Companies to be Listed Outside China (the “Mandatory Provisions”), the Guidelines for Articles of Association of Listed Companies (the “Guidelines on Articles of Association”), other relevant laws, administrative regulations and regulatory documents of the State, the articles of association adopted on 22 January 1996 and the amended articles of association approved at the respective shareholders’ general meetings held on 14 March 1996, 24 June 1997, 8 February 2001, 28 June 2002, 10 June 2004, 30 December 2004, 12 May 2005, 11 May 2006, 28 June 2007 and 26 June 2008, 25 June 2009, 27 September 2012, 28 May 2015 and 26 May 2016, 15 June 2017 (referred to as the “Original Articles of Association”), the Company formulates these articles of association of the Company 13 June 2019 (hereinafter referred to as these “Articles of Association of the Company” or “Articles of Association”) for the purpose of standardizing the organization and behavior of the Company, protecting the legitimate interests of the Company and its Shareholders and enhancing the Communist Party’s comprehensive guidance on the Company.	ARTICLE 6 In accordance with the Company Law, the Constitution of Communist Party of China, the Special Regulations, the Mandatory Provisions for the Articles of Association of Companies to be Listed Outside China (the “Mandatory Provisions”), the Guidelines for Articles of Association of Listed Companies (the “Guidelines on Articles of Association”), other relevant laws, administrative regulations and regulatory documents of the State, the articles of association adopted on 22 January 1996 and the amended articles of association approved at the respective shareholders’ general meetings held on 14 March 1996, 24 June 1997, 8 February 2001, 28 June 2002, 10 June 2004, 30 December 2004, 12 May 2005, 11 May 2006, 28 June 2007 and 26 June 2008, 25 June 2009, 27 September 2012, 28 May 2015, 26 May 2016, 15 June 2017 and 13 June 2019 (referred to as the “Original Articles of Association”), the Company formulates these articles of association of the Company on 16 June 2020 (hereinafter referred to as “Articles of Association of the Company” or “Articles of Association”) for the purpose of standardizing the organization and behavior of the Company, protecting the legitimate interests of the Company and its Shareholders and enhancing the Communist Party’s comprehensive guidance on the Company.

APPENDIX	AMENDMENTS TO THE ARTICLES OF ASSOCIATION

No.	Original Articles	Amended Articles

2.

ARTICLE 13 Scope of business of the Company shall be subject to the items approved by the company registration authority.

The scope of business of the Company covers: the provision of passenger and cargo railway transport services, the technology services of railway facilities, the agency for domestic cargo transport, the agency for railway cargo transport, leasing of railway equipment, locomotive maintenance (including repair and additional modification of wagon factory and division), treatment of waste and worn-out material, the processing and repairing of mechanical equipment, the inspection, testing, repairing, refitting, leasing and installation of instruments and equipment specially used in railway, the construction management services in relation to railway projects, survey, design, construction and maintenance of construction on railways or surrounding areas, the leasing of properties owned by the Company, tourism, lifestyle services, parking lot (warehouse) operation and management, electricity supply, tap water production and supply, the utility maintenance and installation services, property management, the provision of warehousing, storage and cargo handling services, the agency for passenger railway tickets and advertisement business, the domestic supply and marketing entities for trade materials and resources (except for franchise, centralized control or exclusive agency), import and export of goods and technology and the reorganization and operation of various enterprises (separate declaration required for individual projects).

ARTICLE 13 Scope of business of the Company shall be subject to the items approved by the company registration authority.

The scope of business of the Company covers: the provision of passenger and cargo railway transport services, the technology services of railway facilities, the agency for domestic cargo transport, the agency for railway cargo transport, leasing of railway equipment, locomotive maintenance (including repair and additional modification of wagon factory and division), the processing and repairing of mechanical equipment, the inspection, testing, repairing, refitting, leasing and installation of instruments and equipment specially used in railway, the construction management services in relation to railway projects, survey, design, construction and maintenance of construction on railways or surrounding areas, the leasing of properties owned by the Company, accommodation services, catering services, motor vehicle parking services, the utility maintenance and installation services, property management, the provision of warehousing, storage and cargo handling services, the agency for passenger railway tickets and advertisement business, the domestic supply and marketing entities for trade materials and resources (except for franchise, centralized control or exclusive agency), import and export of goods and technology and the reorganization and operation of various enterprises (separate declaration required for individual projects).

APPENDIX	AMENDMENTS TO THE ARTICLES OF ASSOCIATION

No.	Original Articles	Amended Articles

3.

ARTICLE 33 The Company may, upon approval obtained in accordance with the procedures provided in these Articles of Association, and subject to the approval of the relevant governing authority of the State, repurchase its issued shares under the following circumstances:

(1)   cancellation of shares for the purpose of capital reduction of the Company;

(2)   merger with another company that holds shares of the Company;

(3)   issue of shares to its employees as bonus;

(4)   repurchasing of any shares held by any shareholder who is opposed to the Company’s resolution for merger or division at a shareholders’ general meeting upon request.

ARTICLE 33 The Company may, upon approval obtained in accordance with the procedures provided in these Articles of Association, and subject to the approval of the relevant governing authority of the State, repurchase its issued shares under the following circumstances:

(1)   cancellation of shares for the purpose of capital reduction of the Company;

(2)   merger with another company that holds shares of the Company;

(3)   issue of shares to its employees as bonus;

(4)   repurchasing of any shares held by any shareholder who is opposed to the Company’s resolution for merger or division at a shareholders’ general meeting upon request; and

(5)   other circumstances as permitted by laws and administrative regulations.

4.

ARTICLE 34 The Company may, with the approval of the relevant State governing authority for repurchasing its shares, conduct the repurchase in one of the following ways:

(1)   making a repurchase offer to all shareholders on a pro rata basis;

(2)   repurchasing the shares through public dealing on a stock exchange;

(3)   repurchasing the shares by an off- market agreement.

ARTICLE 34 The Company may, with the approval of the relevant State governing authority for repurchasing its shares, conduct the repurchase in one of the following ways:

(1)   making a repurchase offer to all shareholders on a pro rata basis;

(2)   repurchasing the shares through public dealing on a stock exchange;

(3)   repurchasing the shares by an off- market agreement; and

(4)   other ways as permitted by laws and administrative regulations.

APPENDIX	AMENDMENTS TO THE ARTICLES OF ASSOCIATION

No.	Original Articles	Amended Articles

5.	CHAPTER 19: THE WORKING COMMITTEE OF THE PARTY	CHAPTER 10: THE PARTY COMMITTEE

ARTICLE 183 According to the Constitution of The Communist Party of China, the Working Committee of Guangshen Railway Company Limited of the Communist Party of China (hereinafter referred to as “the Working Committee of the Party”) shall be established. The Working Committee of the Party, as an agency of the Party Committee of China Railway Guangzhou Group Co., Ltd., shall be under the direct control of the Party Committee of China Railway Guangzhou Group Co., Ltd.. One Secretary and one deputy secretary of the Working Committee of the Party shall be placed, and the number of committee members shall be determined by the approval from the Party Committee of China Railway Guangzhou Group Co., Ltd..

According to the provisions of Constitution of The Communist Party of China, the Committee of the Communist Party of China of Guangshen Railway Company Limited (hereinafter referred to as the “Party Committee”) shall be established. The number of positions of the Secretary of the Party Committee, the Deputy Secretary of the Party Committee and the committee members shall be determined by approval of the higher Party organizations. The Secretary of the Party Committee, the Deputy Secretary of the Party Committee and the committee members shall be elected in accordance with relevant provisions, such as the provisions of Constitution of The Communist Party of China, or appointed by higher Party organizations.

Based on the subordination relationship between Party organizations, the Party Committee shall be led by the Party Committee of China Railway Guangzhou Group Co., Ltd.

ARTICLE 101 The Secretary of the Party Committee and the general manager who shall be a Party member shall be the same person.

6.	ARTICLE 184 The leadership system of “Dual Entry and Cross Appointment” shall prevail. Eligible members of the Party committee shall be appointed to the board of directors, the supervisory committee and the management through legal procedures; eligible Party members of the board of directors, the supervisory committee and the management shall be appointed to the Working Committee of the Party based on relevant regulations and procedures.	ARTICLE 102 The leadership system of “Dual Entry and Cross Appointment” shall prevail. Eligible members of the Party Committee shall be appointed to the board of directors, the supervisory committee and the management through legal procedures; eligible Party members of the board of directors, the supervisory committee and the management shall be appointed to the Party Committee based on relevant regulations and procedures.

APPENDIX	AMENDMENTS TO THE ARTICLES OF ASSOCIATION

No.	Original Articles	Amended Articles

7.	ARTICLE 185 The Working Committee of the Party shall establish the Party-civil relations department (belonging to the same institution with Comprehensive Management Department of the Company), under which is the primary organization of the Party.	ARTICLE 103 The Party Committee shall establish the Party-civil relations department (belonging to the same institution with Comprehensive Management Department of the Company), under which is the primary organization of the Party.

8.

ARTICLE 186 The Working Committee of the Party shall execute comprehensive leadership, lead the general direction, take control of the overall situation, ensure proper implementation, and play a leading role in the Company.

(1)   Supervise that the Party’s and national policies are implemented thoroughly, discuss and decide on the Company’s major issues in accordance with the relevant provisions, the implementation of placing human resources and talents under Party supervision, the enhancement of the Company’s leadership supervision, the enhancement of the construction of the Party organization, and the leadership of the Company’s ideological and political work and the construction of spiritual civilization, as well as construction of the labor union, the communist youth league and other group organizations.

ARTICLE 104 The Party Committee shall execute comprehensive leadership, lead the general direction, take control of the overall situation, ensure proper implementation, and discuss and decide on the major issues of the Company in accordance with relevant regulations. The main duties of the Party Committee are:

(1)   Supervise that the Party’s and national policies are implemented thoroughly, discuss and decide on the Company’s major issues in accordance with the relevant provisions, the implementation of placing human resources and talents under Party supervision, the enhancement of the supervision on the Company’s management personnel, the enhancement of the construction of the Party organization, and the leadership of the Company’s ideological and political work and the construction of spiritual civilization, as well as construction of the labor union, the communist youth league and other group organizations.

APPENDIX	AMENDMENTS TO THE ARTICLES OF ASSOCIATION

No.	Original Articles	Amended Articles

(2)   The Working Committee of the Party shall study and decide any important matters relating to the Party’s construction and ideological and political work, major appointment and removal and Party-civil work and any proposed important item planned to be deliberated or approved by the congress of employee representatives. The Working committee of the Party shall study and discuss major issues in operation and management.

(3)   The general procedures for the Working Committee of the Party to participate in the Company’s decision-making process are: the Working Committee of the Party meeting is convened to discuss major issues put forward by the board of directors and the management and make opinions and suggestions; the Working Committee of the Party can put forward additional proposals for the decision of the board of directors and the management when necessary; the members of Working Committee of the Party holding the office of directors and the management, in particular serving as of Chairman and General Manager of the Company, shall communicate with the board of directors, the management and other members about the relevant opinions put forward by the Working Committee of the Party before such proposal is formally submitted; the members of Working Committee of the Party holding the office of directors or management of the Company shall express relevant opinions and suggestions on behalf of the Working Committee of the Party during the decision-making process of the board of directors and the management, and report the decision to the Working Committee of the Party in a timely manner.

(2)   The meeting of the Party Committee shall study and decide any important matters relating to the Party’s construction and ideological and political work, major appointment and removal and Party-civil work and any proposed important item planned to be deliberated or approved by the congress of employee representatives. The Party Committee shall study and discuss major issues in operation and management.

(3)   The general procedures for the Party Committee to participate in the Company’s decision-making process are: the Party Committee meeting is convened to discuss major issues put forward by the board of directors and the management and make opinions and suggestions; the Party Committee can put forward additional proposals for the decision of the board of directors and the management when necessary; the members of the Party Committee holding the office of directors and the management, in particular serving as of Chairman and General Manager of the Company, shall communicate with the board of directors, the management and other members about the relevant opinions put forward by the Party Committee before such proposal is formally submitted; the members of the Party Committee holding the office of directors or management of the Company shall express relevant opinions and suggestions on behalf of the Party Committee during the decision-making process of the board of directors and the management, and report the decision to the Party Committee in a timely manner.

APPENDIX	AMENDMENTS TO THE ARTICLES OF ASSOCIATION

No.	Original Articles	Amended Articles

(4)   The Working Committee of the Party shall take the lead to comply with the regulations and rules established by the Company, and mobilize Party members and masses to implement the Company’s major decisions.

(5)   The Working Committee of the Party shall carry out the Internal Supervision Provisions of the Communist Party of China and relevant regulations; for any violation against the Party and the national polices and laws/ regulations, the Working Committee of the Party shall provide the clear opinions and feedback for the board of directors and the management of the Company. If the situation is not corrected, the Working Committee of the Party shall report to the higher Party organization in a timely manner.

(4)   The Party Committee shall take the lead to comply with the regulations and rules established by the Company, and mobilize Party members and masses to implement the Company’s major decisions.

(5)   The Party Committee shall carry out the Internal Supervision Provisions of the Communist Party of China and relevant regulations; for any violation against the Party and the national polices and laws/ regulations, shall form clear opinions and feedback at the Party Committee meetings and provide to the board of directors and the management of the Company. If the situation is not corrected, the Party Committee shall report to the higher Party organization in a timely manner.

9.	ARTICLE 187 The Working Committee of the Party shall organize corresponding Party organization and Party members to carry out relevant works, and play the primary party organization’s fundamental role and the Party member’s exemplary and vanguard role.	ARTICLE 105 The Party Committee shall organize corresponding Party organization and Party members to carry out relevant works, and play the primary party organization’s fundamental role and the Party member’s exemplary and vanguard role.

10.

ARTICLE 188 The Discipline Inspection Committee of The Communist Party of China of Guangshen Railway Company Limited, as the specialized organization for internal supervision, shall fulfill its responsibilities of supervision, discipline execution and accountability.

ARTICLE 106 The Discipline Inspection Committee of The Communist Party of China of Guangshen Railway Company Limited, as the specialized organization for internal supervision, shall fulfill its responsibilities of supervision, discipline execution and accountability.

11.	ARTICLE 190 The Company shall provide funding of an amount no less than 1% of the total annual wages of employees to Party organization works. Such expenditure shall be included in the Company’s budget management and disbursed from the Company’s management costs. The Working Committee of the Party shall be responsible for overall planning.

ARTICLE 108 The Company shall provide funding in stipulated proportion to Party organization works. Such expenditure shall be included in the Company’s budget management and disbursed from the Company’s management costs. The Party Committee shall be responsible for overall planning.

APPENDIX	AMENDMENTS TO THE ARTICLES OF ASSOCIATION

No.	Original Articles	Amended Articles

12.

ARTICLE 101 The Company shall establish a board of directors. The board shall consist of 9 directors. The board shall have one Chairman.

The board of directors is the decision-making body of the operation and management of the Company. The board of directors shall prioritize the discussion and study made by the Working Committee of the Party in making important decisions. In terms of any major operation and management problem, the Working Committee of the Party shall firstly discuss and study such problem before any decisions made by the board of directors.

ARTICLE 109 The Company shall establish a board of directors. The board shall consist of 9 directors. The board shall have one Chairman.

The board of directors is the decision- making body of the operation and management of the Company. The board of directors shall make the discussions of the Party Committee as preliminary procedure for making decisions on major issues relating to the operation and management of the Company. The Party Committee shall discuss the major issues relating to operation and management before a decision is made by the board of directors.

13.

ARTICLE 102 Directors shall be elected at the shareholders’ general meeting and serve a term of 3 years. A director may serve consecutive terms if re-elected upon the expiration of his term.

The written notice of an intention to nominate a candidate of director and that of a willingness to accept the nomination by the candidate shall be delivered no earlier than the day after the dispatch of the notice of the meeting for election of the relevant director and end no later than 7 days prior to the date of such meeting.

The Company shall disclose the detailed information of the director candidates before the shareholders’ general meeting for shareholders’ sufficient understanding of the candidates. The director candidate shall before the announcement of the shareholders’ general meeting make a written undertaking to accept the nomination, undertake for the truthfulness, accuracy and completeness of his information publicly disclosed and ensure the performance of the director’s duties after being elected.

ARTICLE 110 Directors shall be elected at the shareholders’ general meeting and serve a term of 3 years. A director may serve consecutive terms if re-elected upon the expiration of his term.

The written notice of an intention to nominate a candidate of director and that of a willingness to accept the nomination by the candidate shall be delivered no earlier than the day after the dispatch of the notice of the meeting for election of the relevant director and end no later than 7 days prior to the date of such meeting.

The Company shall disclose the detailed information of the director candidates before the shareholders’ general meeting for shareholders’ sufficient understanding of the candidates. The director candidate shall before the announcement of the shareholders’ general meeting make a written undertaking to accept the nomination, undertake for the truthfulness, accuracy and completeness of his information publicly disclosed and ensure the performance of the director’s duties after being elected.

APPENDIX	AMENDMENTS TO THE ARTICLES OF ASSOCIATION

No.	Original Articles	Amended Articles

The Chairman of the board shall be elected and removed by the approval of more than half of all the directors of the board. The Chairman of the board shall serve a term of 3 years and may serve consecutive terms if re-elected upon the expiration of his term.

Subject to compliance with relevant laws and regulations, any director may be removed by ordinary resolution before the expiration of his term of office (but without prejudice to any claim for damages under any contract) at the shareholders’ general meeting.

The directors shall not be required to hold shares of the Company.

Chairman and the Secretary of the Working Committee of the Party shall be the same person.

The Chairman of the board shall be elected and removed by the approval of more than half of all the directors of the board. The Chairman of the board shall serve a term of 3 years and may serve consecutive terms if re-elected upon the expiration of his term.

Subject to compliance with relevant laws and regulations, any director may be removed by ordinary resolution before the expiration of his term of office (but without prejudice to any claim for damages under any contract) at the shareholders’ general meeting.

The directors shall not be required to hold shares of the Company.

14.

ARTICLE 123 The general manager shall be accountable to the board of directors and shall exercise the following duties and powers:

(1)   to be in charge of the Company’s production, operation and management and to organize the implementation of the resolutions of the board of directors;

(2)   to organize the implementation of the Company’s annual business plan and investment plan;

(3)   to draft plans for the establishment of the Company’s internal management structure;

(4)   to establish the Company’s basic management system;

(5)   to formulate basic rules and regulations of the Company;

(6)   to propose the appointment or dismissal of the Company’s deputy general manager(s), financial controller(s) and other senior administrative officers;

ARTICLE 131 The general manager shall be accountable to the board of directors and shall exercise the following duties and powers:

(1)   to be in charge of the Company’s production, operation and management and to organize the implementation of the resolutions of the board of directors;

(2)   to organize the implementation of the Company’s annual business plan and investment plan;

(3)   to draft plans for the establishment of the Company’s internal management structure;

(4)   to establish the Company’s basic management system;

(5)   to formulate basic rules and regulations of the Company;

(6)   to propose the appointment or dismissal of the Company’s deputy general manager(s), financial controller(s) and other senior administrative officers;

APPENDIX	AMENDMENTS TO THE ARTICLES OF ASSOCIATION

No.	Original Articles	Amended Articles

(7)   to appoint or dismiss management personnel other than those required to be appointed or dismissed by the board of directors based on the opinion put forward by the Working Committee of the Party;

(8)   to determine rewards and punishments, promotion and demotion, increase and decrease of salaries, recruitment, appointment, termination of employment and dismissal of the staff and workers of the Company;

(9)   other powers conferred by these Articles of Association and the board of directors.

(7)   to appoint or dismiss management personnel other than those required to be appointed or dismissed by the board of directors based on the opinion put forward by the Party Committee;

(8)   to determine rewards and punishments, promotion and demotion, increase and decrease of salaries, recruitment, appointment, termination of employment and dismissal of the staff and workers of the Company;

(9)   other powers conferred by these Articles of Association and the board of directors.

15.

ARTICLE 128 The supervisory committee shall be composed of 5 to 7 supervisors. The term f office of supervisors shall be three (3) years renewable upon re-election and re-appointment.

The supervisory committee shall have one chairman who is subject to election or removal with the consent of two thirds or more of the members of the supervisory committee. The term of office of the chairman shall be three (3) years renewable upon re-election and re-appointment. Eligible members from the Working Committee of the Party and the discipline Working Committee may be nominated as supervisors.

ARTICLE 136 The supervisory committee shall be composed of 5 to 7 supervisors. The term of office of supervisors shall be three (3) years renewable upon re-election and re-appointment.

The supervisory committee shall have one chairman who is subject to election or removal with the consent of two thirds or more of the members of the supervisory committee. The term of office of the chairman shall be three (3) years renewable upon re-election and re-appointment. Eligible members of the Party Committee and the Discipline Committee may be nominated as supervisors.

16.	ARTICLE 193 The trade union and the Organization of The Communist Youth League shall actively accept the guidance of the Working Committee of the Party at the same level, the higher trade union and the higher Organization of The Communist Youth League.	ARTICLE 193 The trade union and the Organization of The Communist Youth League shall actively accept the guidance of the Party Committee at the same level, the higher trade union and the higher Organization of The Communist Youth League.

Note:

Since the original Chapter 19 “THE WORKING COMMITTEE OF THE PARTY” is amended as Chapter 10 “THE PARTY COMMITTEE”, the numbering of the original Chapters 10 to 18 will be re-numbered accordingly. The numbering of the articles in the original Chapters 10 to 19 will also be re-numbered accordingly.

The Articles of Association are written in Chinese. The English translation is provided for reference only. In case of any inconsistency between the Chinese and English version, the Chinese version shall prevail.